AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE INDEX TRUST, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This is an Amendment to the Investment Management Agreement (the “Agreement”), made as of the 1st day of August, 2015, by and between T. ROWE PRICE INDEX TRUST, INC., a Maryland corporation (the “Corporation”), and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the Corporation is engaged in business as an open-end management investment company and is registered as such under the federal Investment Company Act of 1940, as amended (the “Act”); and

 WHEREAS, the Corporation has issued shares of capital stock (“Shares”) in the T. Rowe Price Extended Equity Market Index Fund (the “Fund”), a separate series of the Corporation whose Shares represent interests in a separate portfolio of securities and other assets (“Fund Shares”); and

 WHEREAS, the Manager is engaged principally in the business of rendering investment supervisory services and is registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended; and

 WHEREAS, the Fund and the Manager first entered into the Agreement on January 21, 1998 and such Agreement has been renewed each year thereafter on the same terms and conditions; and

 WHEREAS, the Manager and the Fund desires to continue the Agreement on the same terms and conditions other than as described immediately above and below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraph 3 of the Agreement is amended to read as follows:

  3. Management Fee. The Fund shall pay the Manager a fee (“Fee”) at the annual rate of 0.35% of the Fund’s net assets. The Fee shall be paid monthly to the Manager on the first business day of the next succeeding calendar month and shall be calculated as follows: The monthly fee is equal to the sum of the daily fee accruals which shall be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the fee rate of 0.35%, and multiplying this product by the net assets of the Fund for that day as determined in accordance with the Fund’s prospectus as of the close of business from the previous business day on which the Fund was open for business.

 2. All other terms and conditions of the Agreement remain in full force and effect until April 30, 2016, unless terminated on an earlier date pursuant to the provisions of Paragraph 12 of the Agreement.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE INDEX TRUST, INC.
/s/Patricia B. Lippert ______________________________ Patricia B. Lippert, Secretary	By: /s/David Oestreicher ______________________________ David Oestreicher, Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Joan E. Flister _______________________________ Joan E. Flister, Assistant Secretary	By: /s/Darrell N. Braman ______________________________ Darrell N. Braman, Vice President

Agreements\Investment Management Agreements\XMX Amended Investment Management Agreement 8-1-15.docx